Invesco 11 Greenway Plaza Suite 1000 Houston, TX 77046

April 8, 2016

Via EDGAR

Lauren Sprague

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
File Nos: 811-07452 and 033-57340

Dear Ms. Sprague:

Below are responses to your comments, which we received on March 28, 2016, Post-Effective Amendment No. 66 (the “Amendment”) to the AIM Variable Insurance Funds’ (Invesco Variable Insurance Funds’) (the Registrant’s) registration statement on Form N-1A The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 10, 2016, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective April 29, 2016. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. The comments and responses apply to both Series I and II of Invesco V.I. Money Market Fund (“Invesco V.I. Government Money Market Fund,” effective April 29, 2016) (the “Fund”). Any disclosure changes required by these responses will be incorporated into a filing made pursuant to Rule 485(b) under the 1933 Act for the Registrant.

1. Comment: Please confirm supplementally that the table of Annual Fund Operating Expenses (“Fee Table”) will be complete and any appropriate fee waivers are disclosed.

Response: The Fund has updated the Fee Table, as reflected below.

	Series I	Series II
Management Fees(1)	0.15	0.15
Distribution and/or Service (12b-1) Fees	None	0.25
Other Expenses(1)	0.17	0.17
Total Annual Fund Operating Expenses	0.32	0.57

(1)	Management Fees and Other Fees have been restated to reflect current fees.

2. Comment: In the “Tax Information” section of the Prospectus, please add a sentence that directs investors to the variable insurance company or contract for more information on taxes.

Response: The Fund has added the following sentence: “Consult your variable insurance contract prospectus for additional tax information.”

3. Comment: In the table of Annual Total Returns, please move footnote one to the narrative. Additionally, please describe in the narrative the effect of the money market fund’s repositioning from a prime strategy to a government strategy, including that Fund performance would have been different because the Fund will no longer be permitted to hold certain securities that it was permitted to have prior to the repositioning. Such disclosure should remain in the registration statement as long as the performance of the prior strategy is disclosed, presumably, 10 years.

Response: The narrative in the Performance section has been updated as reflected below.

Effective April 29, 2016, the Fund changed its investment strategy from a prime money market strategy to a strategy that classified the Fund as a “government money market fund,” as defined by Rule 2a-7 under the Investment Company Act, and simultaneously changed its name to Invesco V.I. Government Money Market Fund. Performance shown prior to that date reflects the Fund’s former prime money market strategy, which permitted investments in certain types of securities that as a government money market fund, the Fund is no longer permitted to hold. Consequently, the performance information below would have been different if the current investment limitations had been in effect during the period prior to the Fund’s conversion to a government money market fund.

4. Comment: In the “Adviser Compensation” section of the prospectus, disclose that the amount received was in consideration of the Fund as a prime money market fund, prior to the repositioning to a government money market fund.

Response: The Fund respectfully declines to add the disclosure. The date and information of the repositioning is disclosed in the Performance section of the prospectus. Additionally, the period in which the compensation is earned is reflected in the Adviser Compensation section. Finally, such information neither is required disclosure under the federal securities laws nor is it suggested by SEC guidance.

5. Comment: In the “Adviser Compensation” section of the prospectus, disclose the fee waiver and/or expense reimbursement or disclose that the fee waiver will not be renewed in 2016.

Response: The Fund respectfully declines to specifically disclose that the Fund does not have a fee waiver. The Fund did not have a contractual fee waiver in 2015. Furthermore, the absence of a fee waiver is neither required disclosure under the federal securities laws nor is it suggested by SEC guidance.

6. Comment: In the “Pricing of Shares” section of the prospectus, confirm that Item 11 of Form N-1A is satisfied, particularly identifying when calculations of net asset value are made and any national holidays when shares are not priced.

Response: The Fund has added the following language to the section:

Invesco V.I. Government Money Market Fund values portfolio securities on the basis of amortized cost, which approximates market value. This method of valuation is designed to enable the Fund to price its shares at $1.00 per share. The Fund cannot guarantee their net asset value will always remain at $1.00 per share.

Invesco V.I. Government Money Market Fund will generally determine the net asset value of its shares at 5:30 p.m. Eastern Time on each business day. A business day for the Fund is any day that (1) both the Federal Reserve Bank of New York and a Fund’s custodian are open for business and (2) the primary trading markets for the Fund’s portfolio instruments are open and the Fund’s management believes there is an adequate market to meet purchase and redemption requests. Invesco V.I. Government Money Market Fund is authorized not to open for trading on a day that is otherwise a business day if the Securities Industry and Financial Markets Association (SIFMA) recommends that government securities dealers not open for trading; any such day will not be considered a business day. The Fund also may close early on a business day if SIFMA recommends that government securities dealers close early. If Invesco V.I. Government Money Market Fund uses its discretion to close early on a business day, the Fund will calculate its net asset value as of the time of such closing.

7. Comment: In the “Hypothetical Investment and Expense Information” section, please describe the “final settlement” referenced so that investors may look it up, such as by adding the date.

Response: The Fund believes that the description of the final settlement, which includes the parties and the subject matter, is sufficiently detailed for an investor to identify the settlement referenced. Additionally, the administrative burden to make such changes would be great as the changes would need to be rolled through numerous Invesco Fund prospectuses and other locations in which the settlement is referenced. The Fund respectfully declines to add additional information.

8. Comment: In the “Calculation of Net Asset Value” section of the statement of additional information, please delete the duplicate paragraph (second to the last paragraph from the bottom).

Response: The Fund has deleted the duplicative paragraph.

With respect to the foregoing comments, Registrant acknowledges the following:

1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the Federal securities laws of the United States.

Please do not hesitate to contact me at (713) 214-4713 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Seba Kurian
Seba Kurian
Counsel

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